Exhibit 1

PRESS RELEASE

Gentium Reports Third Quarter 2010 Financial Results

•	Profitability achieved for the second consecutive quarter.

•	Cash flow positive for the fourth consecutive quarter.

•	Total revenues and net income for the nine-month period ended September 30, 2010 were EUR 18.44 (US$ 25.17) million and EUR 3.44 (US$ 4.69) million, respectively.

VILLA GUARDIA (COMO), Italy, November 8, 2010 (GlobeNewswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the quarter ended September 30, 2010.  The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency.  On September 30, 2010, EUR 1.00 = $1.3648.

“We are pleased to report that for the second consecutive quarter the Company achieved profitability, posting net income of EUR 3.44 million (US$ 4.69 million) for the nine-month period ended September 30, 2010,” stated Salvatore Calabrese, Senior Vice President, Finance of Gentium S.p.A. “The Company remains cash flow positive for the fourth consecutive quarter and has strengthened its cash position. We remain on target with our revised projected revenues of EUR 23-25 million for 2010.”

“We are delighted that now more than 200 clinics worldwide are using the expanded access programs. In the previous quarters, we have seen a marked increase in the prophylactic use of Defibrotide for prevention of VOD, constituting some 25-30% of Defibrotide use in ex-US clinics," stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “We remain on track for the completion of the on-going preclinical and clinical studies and aim to file for marketing authorization with US and European regulatory authorities by the end of the second quarter in 2011.”

Dr. Islam also provided an update on activities following the close of the quarter, “In the last month the company was present at two major conferences, International Society of Hematology (ISH) and Asia Pacific Blood and Marrow Transplant (APBMT). Results presented at the ISH meeting in Jerusalem demonstrated that prophylactic use of Defibrotide also significantly reduced the incidence (47% versus 65%; P=0.005) and severity (P=0.003) of acute graft-versus-host disease or acute GvHD by Day +100 in the allogeneic transplant patients. Acute GvHD is a frequent post-transplant complication and is associated with high morbidity and mortality. At the APBMT conference in Phuket, the Company collected information from clinicians on current trends in the Asia-Pacific region and key opinion leaders highlighted the results of the clinical trials and compassionate use programs with Defibrotide in VOD/GvHD at a symposium entitled “Defibrotide for the Prevention and Treatment of endothelial complications following Stem Cell Transplantation.”

Financial Highlights

For the nine-months ended September 30, 2010 compared with the prior year’s period:

•	Total revenues increased 201% to EUR 18.44 million, compared with EUR 6.12 million.

•	Operating costs and expenses, which include restructuring charges of EUR 0.95 million, were EUR 14.83 million, compared with EUR 10.66 million.

•
Research and development expenses, which are included in operating costs and expenses, were EUR 4.63 million, compared with EUR 2.66 million. 2009 research and development expenses were net of EUR 0.76 million of government grants in the form of a tax credit, accrued as a reduction of expenses. Excluding such grants, 2009 research and development expenses would have been EUR 3.42 million.

•	Operating income/(loss) was EUR 3.62 million, compared with EUR (4.54) million.

•	Net income/(loss) was EUR 3.44 million, compared with EUR (4.48) million.

•	Basic and diluted net income/(loss) per share was EUR 0.23, compared with EUR (0.30) per share.

For the third quarter ended September 30, 2010 compared with the prior year's third quarter:

•
Total revenues were EUR 5.91 million, compared with EUR 2.50 million. Product sales for the three-month period ended September 30, 2010 increased 97% to EUR 4.85 million compared to EUR 2.46 million in the third quarter of 2009.  Defibrotide net sales through named-patient and cost recovery programs were EUR 3.36 million, or 69% of total product sales, an increase of 142% compared to EUR 1.39 million for the same period in 2009. Sales of the Company’s API amounted to 1.49 million, or 31% of total product sales, an increase of 39% compared to EUR 1.07 million for the same period in 2009.

•	Operating costs and expenses were EUR 4.36 million, compared with EUR 3.49 million.

•	Research and development expenses, which are included in operating costs and expenses, were EUR 1.17 million, compared with EUR 0.85 million.

•	Operating income/(loss) was EUR 1.55 million, compared with EUR (0.99) million.

•	Net income/(loss) was EUR 1.12 million, compared with EUR (1.02) million.

•	Basic and diluted net income/(loss) per share was EUR 0.08, compared with EUR (0.07) per share.

Net cash generated by operating activities for the nine-month period ended September 30, 2010 was EUR 8.19 million compared to the net cash expenditure from operating activities of EUR 5.81 for the same period in 2009. Cash and cash equivalents were EUR 9.29 million as of September 30, 2010, compared to EUR 1.39 million as of December 31, 2009.

Operating Results

Product sales for the nine-month period ended September 30, 2010 were EUR 14.87 million compared to EUR 5.99 million for the same period in 2009, more than doubling. The increase was primarily due to the distribution of Defibrotide through the named-patient and cost recovery programs, which were initiated in April and October 2009, respectively.  For the nine-month period ended September 30, 2010, named-patient and cost recovery programs sales amounted to EUR 9.96 million (or 67% of total product sales), which are net of EUR 1.59 million in service fees, compared to EUR 2.43 million, net of related service fees, for the same period in 2009.

API revenues increased to EUR 4.91 million (or 33% of total product sales) for the nine-month period ended September 30, 2010 from EUR 3.56 million for the same period in 2009, reflecting the increase of 1.35 million or 38%.

Other revenues were EUR 3.57 million for the nine-month-period ended September 30, 2010 compared to EUR 0.13 million for the same period in 2009. Fluctuation versus the prior period is primarily attributable to an increase in activities that were reimbursed from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to EUR 0.86 million and EUR 0.06 million as of September 30, 2010 and 2009, respectively, and a ratable recognition of EUR 2.56 million ($3.50 million) of the EUR 5.11 million ($7.0 million) up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company. The up-front payment is being recognized ratably through the second quarter of 2011, which is when the Company expects to file an NDA for Defibrotide.

Cost of goods sold was EUR 4.29 million for the nine-month period ended September 30, 2010 compared to EUR 3.13 million for the same period in 2009.  Cost of goods sold as a percentage of product sales was 29% for the nine-month period ended September 30, 2010 compared to 52% for the same period in 2009. The percentage decrease is primarily due to higher margins on Defibrotide sold through the named-patient and cost recovery programs.

The Company incurred research and development expenses of EUR 4.63 million for the nine-month period ended September 30, 2010 compared to EUR 2.66 million for the same period in 2009. 2009 research and development expenses were net of EUR 0.76 million of government grants in the form of a tax credit, accrued as a reduction of expenses. Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2009 was primarily due to the completion of a technology transfer and preclinical and safety studies that are required for regulatory filings.

General and administrative expenses were EUR 4.07 million for the nine-month period ended September 30, 2010 compared to EUR 3.96 million for the same period in 2009.  2010 and 2009 general and administrative expenses reflect a reduction of a reserve for doubtful accounts for EUR 0.25 million and EUR 0.41 million, respectively, due to the deemed payment of accounts receivable through the elimination of the same amount of account payables due to the same counterparty. The slight increase in general and administrative expenses was primarily due to an increase in stock-based compensation expenses.

Corporate restructuring charges resulting from a strategic decision to close the Company’s New York office amounted to EUR 0.95 million for the nine-month period ended September 30, 2010.

The Company has not accounted for certain corporate taxes in Italy due to the existing prior-year operating losses.  Such losses have resulted in a tax benefit amounting to EUR 15.45 million.  This amount will be carried forward to off-set future corporate tax payments, if any. The Company is currently evaluating the effects of the deferred tax accounting on its financial statements in light of the Company’s long term development plans. Current tax expense amounting to EUR 0.22 million represent an Italian state tax on productive activities at a rate of 3.9%.

Our net income was EUR 3.44 million for the nine-month period ended September 30, 2010, compared to a net loss of EUR (4.48) million for the comparable period in 2009. The difference was primarily due to higher sales and margin on Defibrotide sold through the named-patient and cost recovery programs and an increase in other income and revenues (including the ratable recognition as revenue of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company), offset by an increase in research and development expenses, general and administrative expenses and restructuring charges.

About VOD

Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplant (SCT) can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands of Euro, except share and per share data)

	December, 31	September 30,
	2009	2010
		(unaudited)
ASSETS

Cash and cash equivalents	1,392	9,290
Accounts receivable	3,213	3,611
Accounts receivable from related parties, net of allowance of €1,099 and €849 as of December 31, 2009 and September 30, 2010, respectively	501	501
Inventories, net	1,551	1,766
Prepaid expenses and other current assets	1,431	663
Total Current Assets	8,088	15,831

Property, manufacturing facility and equipment, at cost	21,262	21,321
Less: Accumulated depreciation	11,545	12,509
Property, manufacturing facility and equipment, net	9,717	8,812

Intangible assets, net of amortization	76	62
Available for sale securities	263	263
Other non-current assets	23	22
Total Assets	18,167	24,990

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable	4,379	5,032
Accounts payables to related parties	286	289
Accrued expenses and other current liabilities	1,907	1,231
Deferred revenues	-	2,556
Current portion of capital lease obligations	67	69
Current maturities of long-term debt	408	1,209
Total Current Liabilities	7,047	10,386

Long-term debt, net of current maturities	3,098	2,109
Capital lease obligations	91	39
Termination indemnities	601	507
Total Liabilities	10,837	13,041

Share capital (no par value; 18,302,617 shares authorized; 14,956,317 shares issued and outstanding at December 31, 2009 and September 30, 2010)	106,962	108,141
Accumulated deficit	(99,632)	(96,192)
Total Shareholders' Equity	7,330	11,949
Total Liabilities and Shareholders’ Equity	18,167	24,990

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands of Euro except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
Revenues:
Product sales to third parties	2,461	4,850	5,793	14,870
Product sales to related party	-	-	195	-
Total product sales	2,461	4,850	5,988	14,870
Other revenues	12	112	68	150
Other revenues from related party	22	946	63	3,422
Total revenues	2,495	5,908	6,119	18,442

Operating costs and expenses:
Cost of goods sold	1,130	1,420	3,130	4,285
Research and development	849	1,174	2,657	4,625
General and administrative	1,197	1,468	3,958	4,074
Restructuring charges	-	-	-	953
Charges from related parties	69	69	210	218
Depreciation and amortization	241	224	706	671
	3,486	4,355	10,661	14,826
Operating income/(loss)	(991)	1,553	(4,542)	3,616

Foreign currency exchange gain/(loss), net	(6)	(191)	163	104
Interest expense, net	(26)	(23)	(98)	(64)
Income/(Loss) before income tax expense	(1,023)	1,339	(4,477)	3,656

Provision for income taxes:
Income tax expense	-	(216)	-	(216)
Net income/(loss)	(1,023)	1,123	(4,477)	3,440

Shares used in computing net income/(loss) per share, basic and diluted	14,956,317	14,956,317	14,956,317	14,956,317

Net income/(loss) per share:
Basic and diluted net income/(loss) per share	(0.07)	0.08	(0.30)	0.23

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands of Euro except share and share per data)

	For the Nine Months Ended September 30,
	2009	2010
Cash Flows From Operating Activities:
Net income/(loss)	(4,477)	3,440
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Write-down of inventory	101	143
Unrealized foreign exchange gain	(248)	(32)
Depreciation and amortization	970	983
Stock based compensation	1,057	1,179
Loss on fixed asset disposal	-	20
Release of allowance for doubtful accounts	(413)	(250)
Deferred revenues	-	2,556
Income tax	-	216
Changes in operating assets and liabilities:
Accounts receivable	(1,594)	(482)
Inventories	(113)	(358)
Prepaid expenses and other assets	17	769
Accounts payable and accrued expenses	(1,053)	102
Termination indemnities	(54)	(94)
Net cash provided by/(used in) operating activities	(5,807)	8,192

Cash Flows From Investing Activities
Capital expenditures	(248)	(84)
Acquisition of Crinos Assets	(4,000)	-
Net cash used in investing activities	(4,248)	(84)

Cash Flows From Financing Activities:
Repayment of long-term debt	(903)	(188)
Payment of capital lease obligation	(48)	(50)
Net cash used in financing activities	(951)	(238)

Increase/(Decrease) in cash and cash equivalents	(11,006)	7,870
Effect of exchange rate on cash and cash equivalents	219	28
Cash and cash equivalents, beginning of period	11,491	1,392
Cash and cash equivalents, end of period	704	9,290

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
Senior Vice President, Finance
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com